United States securities and exchange commission logo





                 September 23, 2022

       Christopher S. Hisey
       Chief Executive Officer
       QualTek Services Inc.
       475 Sentry Parkway E, Suite 200
       Blue Bell, PA 19422

                                                        Re: QualTek Services
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 16,
2022
                                                            File No. 333-267477

       Dear Mr. Hisey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-
       3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Timothy Cruickshank,
Esq.